
03020300

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number: 3235-0327
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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Wells Fargo Asset Securities Corporation
Exact name of registrant as specified in charter

0001011663
Registrant CIK Number

8-K For 5-23-03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-98129
SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, State of Maryland, ____________________, 2003.

Wells Fargo Asset Securities Corporation
(Registrant)

By: /s/ Patrick Greene
Name: Patrick Greene
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________________, _____, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

Wells Fargo Mortgage Backed Securities 2003-F Trust

Preliminary Term Sheet

$[286,588,100] (Approximate)

Wells Fargo Asset Securities Corp.
Seller

Wells Fargo Bank Minnesota, National Association
Master Servicer

RBS Greenwich Capital

SSL-DOCS2 70113511v2

Preliminary Term Sheet ***Date Prepared: May [12], 2003***

Wells Fargo Mortgage Backed Securities 2003-F Trust

$[286,588,100] (Approximate, Subject to +/- 5% Variance)

Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal Amount (Approx.) [(1)]	WAL (Yrs) (Mths) [(2)]	Pmt Window (Mths) [(2)]	Interest Rate Type [(3)]	Tranche Type	Expected Ratings Moody's/S&P
A-1	$280,828,000	N/A	N/A	Variable	Senior	Aaa/AAA
A-R	$100	N/A	N/A	Fixed	Senior/Residual	Aaa/AAA
B1	$2,736,000	5.10/5.78	1-91/1-360	Variable	Subordinate	Aa2/AA
B2	$2,304,000	5.10/5.78	1-91/1-360	Variable	Subordinate	A2/A
B3	$720,000	5.10/5.78	1-91/1-360	Variable	Subordinate	Baa2/BBB
B4	$720,000	Privately Offered Certificates			Subordinate	BB
B5	$288,000				Subordinate	B
B6	$433,548				Subordinate	NR
Total:	**$288,029,648**					

(1) *The Certificates (as described herein) represent interests in a pool of 10/1 adjustable rate Mortgage Loans. Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 5%.*

(2) *WAL and Payment Window for the Class A1, Class B-1, Class B-2 and Class B-3 Certificates are shown to the earlier of the Optional Call Date or Weighted Average Roll Date (as described herein) and to maturity.*

(3) *For every Distribution Date, the interest rate for the Class A, Class B-1, Class B-2 and Class B-3 Certificates will be equal to the Net WAC of the Mortgage Loans.*

Seller:	Wells Fargo Asset Securities Corp. (***"WFASC"***).
Master Servicer / Custodian:	Wells Fargo Bank Minnesota, National Association (***"WFBM"***).
Sole Manager:	Greenwich Capital Markets, Inc.
Trustee:	Wachovia Bank, National Association.
Rating Agencies:	Moody's and S&P will rate the Certificates, except the Class B-6 Certificates. The Class B-4 and B-5 Certificates will be rated by S&P only. The Class B-6 Certificates will not be rated. It is expected that the Certificates will be assigned the credit ratings on page 2 of this Preliminary Term Sheet.
Cut-off Date:	May 1, 2003.
Expected Pricing Date:	On or about May [14], 2003.
Closing Date:	On or about May [29], 2003.
Distribution Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in June 2003.
Certificates:	The "***Senior Certificates***" will consist of the Class A-1 and Class A-R Certificates (the ***"Class A Certificates"***). The Class B-1, Class B-2 and Class B-3 Certificates will be referred to herein as the "***Senior Subordinate Certificates***" and the Class B-4, Class B-5, and Class B-6 Certificates will be referred to herein as the "***Junior Subordinate Certificates***," together with the Senior Subordinate Certificates, the "***Subordinate Certificates***." The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates***." The Senior Certificates and Senior Subordinate Certificates (the "***Offered Certificates***") are being offered publicly.
Accrued Interest:	The Offered Certificates will settle with accrued interest. The price to be paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date ([28] days).
Interest Accrual Period:	The interest accrual period with respect to the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).
Registration:	The Offered Certificates will be made available in book-entry form through DTC. It is anticipated that the Offered Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System. The Class A-R Certificate will be issued in fully registered, certificated form.
Federal Tax Treatment:	It is anticipated that the Offered Certificates will be treated as REMIC regular interests for federal tax income purposes. The Class A-R Certificate will be treated as a REMIC residual interest for tax purposes.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class A-R Certificate is not expected to be ERISA eligible.

SMMEA Treatment: The Senior Certificates and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class B-2 and Class B-3 Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a termination of the trust and the early retirement of the Offered Certificates, which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than [10]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

Weighted Average Roll Date: The Distribution Date in May 2013.

Pricing Prepayment Speed: The Offered Certificates will be priced to a prepayment speed of [25]% CPR.

Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein is approximately $[288,029,648] (the "Mortgage Loans"). The Mortgage Loans are non-convertible, adjustable rate One-Year CMT indexed mortgage loans with initial rate adjustments occurring approximately 120 months after the date of origination of each mortgage loan ("10/1 ARM"). Each Mortgage Loan has an original term to maturity ranging from 20 to 30 years. None of the Mortgage Loans (see attached preliminary collateral summary) are scheduled to pay interest only for a specified period of time. Each Mortgage Loan will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize such Mortgage Loans over their 20 or 30 year terms. The Mortgage Loans are secured by first liens on one- to four-family residential properties. See the attached preliminary collateral information.

On the Closing Date, the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[288,029,648], subject to an increase or decrease of up to 5%. It is expected that the characteristics of the Mortgage Loans on the Closing Date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Offered Certificates on the Closing Date is subject to an increase or decrease of up to 5% from amounts shown on the front cover hereof.

Credit Enhancement:

Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Senior Certificates will consist of the subordination of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, initially [2.50]% total subordination.

Credit enhancement for the Class B-1 Certificates will consist of the subordination of the Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, initially [1.55]% total subordination.

Credit enhancement for the Class B-2 Certificates will consist of the subordination of the Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, initially [0.75]% total subordination.

Credit enhancement for the Class B-3 Certificates will consist of the subordination of the Class B-4, Class B-5 and Class B-6 Certificates, initially [0.50]% total subordination.

Shifting Interest:

Until the first Distribution Date occurring after May 2008, the Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	**Unscheduled Principal Payments (%)**
June 2003 – May 2008	0% Pro Rata Share
June 2008 – May 2009	30% Pro Rata Share
June 2009 – May 2010	40% Pro Rata Share
June 2010 – May 2011	60% Pro Rata Share
June 2011 – May 2012	80% Pro Rata Share
June 2012 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles (from the initial credit enhancement), unscheduled principal payments will be paid pro-rata between the Senior and Subordinate Certificates (subject to the performance triggers described in the prospectus supplement). However, if the credit enhancement provided by the Subordinate Certificates has doubled (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in June 2006, the Subordinate Certificates will be entitled to only 50% of their pro rata share of unscheduled principal payments or (ii) on or after the Distribution Date in June 2006, the Subordinate Certificates will be entitled to 100% of their pro rata share of unscheduled principal payments.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage (aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the applicable initial senior percentage (aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date), the Senior Certificates will receive all unscheduled prepayments for the Mortgage Loan group, regardless of any prepayment percentages.

Allocation of Realized Losses: Any realized losses on the Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; and *second*; to the Senior Certificates until each class principal balance has been reduced to zero.

Certificates Priority of Distributions: Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Class A Certificates, accrued and unpaid interest, at the related Certificate Interest Rate;
2) Class A Certificates, principal allocable to such Classes;
3) Class B-1 Certificates, accrued and unpaid interest at the Class B-1 Certificate Interest Rate;
4) Class B-1 Certificates, principal allocable to such Class;
5) Class B-2 Certificates, accrued and unpaid interest at the Class B-2 Certificate Interest Rate;
6) Class B-2 Certificates, principal allocable to such Class;
7) Class B-3 Certificates, accrued and unpaid interest at the Class B-3 Certificate Interest Rate;
8) Class B-3 Certificates, principal allocable to such Class;
9) Class B-4, Class B-5 and Class B-6 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
10) Class A-R Certificate, any remaining amount.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Additional information, including cash flow models, if available, may be obtained from your Greenwich Capital Markets, Inc. Sales Representative.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Yield Tables (%)

Class B-1 to the earlier of Optional Call Date or Weighted Average Roll Date

Coupon 4.964%

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR
101-29+	4.687	4.646	4.582	4.504	4.430	4.352	4.269
WAL (yr)	8.67	7.50	6.20	5.10	4.36	3.79	3.32
MDUR (yr)	6.85	6.07	5.16	4.37	3.82	3.37	2.99
First Prin Pay	06/25/03	06/25/03	06/25/03	06/25/03	06/25/03	06/25/03	06/25/03
Last Prin Pay	05/25/13	05/25/13	11/25/12	12/25/10	07/25/09	07/25/08	10/25/07

Class B-2 to the earlier of Optional Call Date or Weighted Average Roll Date

Coupon 4.964%

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR
100-19	4.879	4.862	4.836	4.804	4.773	4.741	4.707
WAL (yr)	8.67	7.50	6.20	5.10	4.36	3.79	3.32
MDUR (yr)	6.82	6.04	5.13	4.35	3.80	3.35	2.98
First Prin Pay	06/25/03	06/25/03	06/25/03	06/25/03	06/25/03	06/25/03	06/25/03
Last Prin Pay	05/25/13	05/25/13	11/25/12	12/25/10	07/25/09	07/25/08	10/25/07

Class B-3 to the earlier of Optional Call Date or Weighted Average Roll Date

Coupon 4.964%

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR
99-16	5.038	5.042	5.049	5.055	5.060	5.066	5.073
WAL (yr)	8.67	7.50	6.20	5.10	4.36	3.79	3.32
MDUR (yr)	6.80	6.02	5.11	4.34	3.79	3.34	2.97
First Prin Pay	06/25/03	06/25/03	06/25/03	06/25/03	06/25/03	06/25/03	06/25/03
Last Prin Pay	05/25/13	05/25/13	11/25/12	12/25/10	07/25/09	07/25/08	10/25/07

Wells Fargo Mortgage Backed Securities 2003-F Trust
20 through 30 Year 10/1 Hybrid ARM Mortgage Loans
Preliminary Collateral Information As of May 1, 2003

Total Current Balance:	$288,029,647.69					
Number Of Loans:	539					
			Minimum		**Maximum**	
Average Current Balance:	$534,377.83		$160,000.00		$1,000,000.00	
Average Original Balance:	$534,582.63		$160,000.00		$1,000,000.00	
Weighted Average Loan Rate:	5.349	%	4.375	%	6.125	%
Weighted Average Gross Margin:	2.750	%	2.750	%	2.750	%
Weighted Average Maximum Loan Rate:	10.349	%	9.375	%	11.125	%
Weighted Average Periodic Rate Cap:	2.000	%	2.000	%	2.000	%
Weighted Average First Rate Cap:	5.000	%	5.000	%	5.000	%
Weighted Average Original LTV:	61.75	%	18.62	%	80.00	%
Weighted Average Credit Score:	739		553		867	
Weighted Average Original Term:	360	months	240	months	360	months
Weighted Average Remaining Term:	359	months	240	months	360	months
Weighted Average Seasoning:	0	months	0	months	6	months
Weighted Average Next Rate Reset:	120	months	114	months	120	months
Weighted Average Rate Adj Freq:	12	months	12	months	12	months
Weighted Average First Rate Adj Freq:	120	months	120	months	120	months
Top State Concentrations ($):	51.01 % California, 7.85 % Illinois, 6.02 % Massachusetts					
Maximum Zip Code Concentration ($):	1.31 % 60521 (Hinsdale, IL)					
First Pay Date:			Dec 01, 2002		Jun 01, 2003	
Rate Change Date:			Nov 01, 2012		May 01, 2013	
Mature Date:			May 01, 2023		May 01, 2033	

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1 YR CMT	539	$288,029,647.69	100.00
Total	539	$288,029,647.69	100.00

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
10/1 CMT	539	$288,029,647.69	100.00
Total	539	$288,029,647.69	100.00

DELINQUENCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Current	539	$288,029,647.69	100.00
Total	539	$288,029,647.69	100.00

CURRENT BALANCE ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
160,000.00 - 200,000.00	2	$333,000.00	0.12
200,000.01 - 300,000.00	13	3,282,881.79	1.14
300,000.01 - 400,000.00	120	43,655,775.25	15.16
400,000.01 - 500,000.00	165	74,985,910.67	26.03
500,000.01 - 600,000.00	77	42,086,645.76	14.61
600,000.01 - 700,000.00	77	49,244,257.04	17.10
700,000.01 - 800,000.00	33	24,865,523.53	8.63
800,000.01 - 900,000.00	13	11,073,009.20	3.84
900,000.01 - 1,000,000.00	39	38,502,644.45	13.37
Total	539	$288,029,647.69	100.00

LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.375 - 4.500	1	$800,000.00	0.28
4.501 - 5.000	69	36,329,720.57	12.61
5.001 - 5.500	358	195,225;843.50	67.78
5.501 - 6.000	110	54,986,105.81	19.09
6.001 - 6.125	1	687,977.81	0.24
Total	539	$288,029,647.69	100.00

GROSS MARGIN (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.750	539	$288,029,647.69	100.00
Total	539	$288,029,647.69	100.00

MAXIMUM LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
9.375 - 9.500	1	$800,000.00	0.28
9.501 - 10.000	69	36,329,720.57	12.61
10.001 - 10.500	358	195,225,843.50	67.78
10.501 - 11.000	110	54,986,105.81	19.09
11.001 - 11.125	1	687,977.81	0.24
Total	539	$288,029,647.69	100.00

FIRST RATE CAP (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.000	539	$288,029,647.69	100.00
Total	539	$288,029,647.69	100.00

PERIODIC RATE CAP (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.000	539	$288,029,647.69	100.00
Total	539	$288,029,647.69	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
240	1	$515,000.00	0.18
360	538	287,514,647.69	99.82
Total	539	$288,029,647.69	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
240 - 240	1	$515,000.00	0.18
349 - 354	1	710,250.22	0.25
355 - 360	537	286,804,397.47	99.57
Total	539	$288,029,647.69	100.00

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
11/01/12	1	$710,250.22	0.25
12/01/12	3	2,596,455.39	0.90
01/01/13	1	496,353.24	0.17
02/01/13	1	687,977.81	0.24
03/01/13	9	3,717,401.53	1.29
04/01/13	123	66,145,738.02	22.96
05/01/13	401	213,675,471.48	74.19
Total	539	$288,029,647.69	100.00

ORIGINAL LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
18.62 - 20.00	2	$900,000.00	0.31
20.01 - 25.00	3	1,364,000.00	0.47
25.01 - 30.00	4	1,546,486.85	0.54
30.01 - 35.00	14	7,804,320.28	2.71
35.01 - 40.00	25	15,270,413.03	5.30
40.01 - 45.00	25	14,470,927.17	5.02
45.01 - 50.00	43	26,820,860.08	9.31
50.01 - 55.00	39	23,134,195.70	8.03
55.01 - 60.00	42	22,849,346.24	7.93
60.01 - 65.00	67	35,921,048.15	12.47
65.01 - 70.00	111	58,661,886.22	20.37
70.01 - 75.00	35	17,547,435.67	6.09
75.01 - 80.00	129	61,738,728.30	21.43
Total	539	$288,029,647.69	100.00

CREDIT SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
553 - 600	2	$996,735.00	0.35
601 - 650	20	9,898,333.05	3.44
651 - 700	80	44,705,441.49	15.52
701 - 750	186	102,673,894.31	35.65
751 - 800	227	119,805,116.35	41.59
801 - 850	23	9,457,448.49	3.28
851 - 867	1	492,679.00	0.17
Total	539	$288,029,647.69	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	260	$142,823,008.41	49.59
Asset Only	171	81,247,667.97	28.21
No Documentation	88	52,299,724.37	18.16
Income Only	20	11,659,246.94	4.05
Total	539	$288,029,647.69	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	522	$279,216,640.11	96.94
Second Home	17	8,813,007.58	3.06
Total	539	$288,029,647.69	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family Detached	501	$269,479,639.63	93.56
Condo Low-Rise	21	10,204,324.07	3.54
Condo High-Rise	8	4,164,200.00	1.45
PUD	6	2,337,483.99	0.81
2 Units	3	1,844,000.00	0.64
Total	539	$288,029,647.69	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Rate/Term Refinance	365	$201,390,407.48	69.92
Purchase	109	54,925,216.99	19.07
Cash Out Refinance	65	31,714,023.22	11.01
Total	539	$288,029,647.69	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Arizona	3	$1,534,987.10	0.53
California	265	146,914,592.22	51.01
Colorado	8	4,521,755.49	1.57
Connecticut	8	4,016,000.00	1.39
District of Columbia	5	3,041,008.52	1.06
Florida	11	5,765,359.97	2.00
Georgia	9	3,944,025.36	1.37
Idaho	2	1,350,000.00	0.47
Illinois	37	22,616,817.52	7.85
Indiana	1	334,400.00	0.12
Iowa	2	870,897.59	0.30
Kansas	2	845,078.64	0.29
Maryland	16	7,498,227.81	2.60
Massachusetts	34	17,339,353.40	6.02
Michigan	3	1,565,771.28	0.54
Minnesota	23	11,333,290.28	3.93
Missouri	5	2,252,037.84	0.78
Nebraska	1	364,000.00	0.13
Nevada	2	1,162,877.59	0.40
New Jersey	25	13,918,986.73	4.83
New York	3	2,067,832.69	0.72
North Carolina	7	3,202,109.07	1.11
Ohio	3	1,622,500.00	0.56
Oregon	1	362,611.94	0.13
Pennsylvania	3	1,897,557.62	0.66
South Carolina	2	1,148,700.00	0.40
Texas	9	5,031,215.14	1.75
Utah	2	968,337.18	0.34
Virginia	28	12,620,612.63	4.38
Washington	13	5,122,506.80	1.78
Wisconsin	6	2,796,197.28	0.97
Total	539	$288,029,647.69	100.00

Wells Fargo Mortgage Backed Securities 2003-F Trust

Preliminary Term Sheet

$[288,029,648] (Approximate)

Wells Fargo Asset Securities Corp.
Seller

Wells Fargo Bank Minnesota, National Association
Master Servicer

RBS Greenwich Capital

SSL-DOCS2 70113507v2

Preliminary Term Sheet ***Date Prepared: May [6], 2003***

Wells Fargo Mortgage Backed Securities 2003-F Trust

$[288,029,648] (Approximate, Subject to +/- 5% Variance)

Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal Amount (Approx.) (1)	WAL (Yrs) (2)	Pmt Window (Mths) (2)	Interest Rate Type (3)	Tranche Type	Expected Ratings [Moody's/S&P]
A-1	$280,828,000	2.94/3.24	1-91/1-360	Net WAC	Senior	[Aaa/AAA]
A-R	$100	N/A	N/A	Net WAC	Senior/Residual	[Aaa/AAA]
B1	$4,032,000	Information Not Provided Hereby		Net WAC	Subordinate	[Aa2/AA]
B2	$1,296,000			Net WAC	Subordinate	[A2/A]
B3	$720,000			Net WAC	Subordinate	[Baa2/BBB]
B4	$432,000	Privately Offered Certificates		Net WAC	Subordinate	[BB]
B5	$288,000			Net WAC	Subordinate	[B]
B6	$433,548			Net WAC	Subordinate	[NR/NR]
Total:	**$288,029,648**					

(1) The Certificates (as described herein) represent interests in a pool of 10/1 adjustable rate Mortgage Loans. Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 5%.

(2) WAL and Payment Window for the Class A-1 Certificates are shown to the Optional Call Date (as described herein) and maturity.

(3) For every Distribution Date, the interest rate for the Class A Certificates will be equal to the Net WAC of the Mortgage Loans.

Seller:	Wells Fargo Asset Securities Corp. (***"WFASC"***).
Master Servicer / Custodian:	Wells Fargo Bank Minnesota, National Association (***"WFBM"***).
Sole Manager:	Greenwich Capital Markets, Inc.
Trustee:	Wachovia Bank, National Association.
Rating Agencies:	[Moody's and S&P] will rate the Certificates, except the Class B-6 Certificates. The Class B-4 and Class B-5 Certificates will be rated by S&P only. The Class B-6 Certificates will not be rated. It is expected that the Certificates will be assigned the credit ratings on page 2 of this Preliminary Term Sheet.
Cut-off Date:	May 1, 2003.
Expected Pricing Date:	On or about May [ ], 2003.
Closing Date:	On or about May [29], 2003.
Distribution Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in June 2003.
Certificates:	The "***Senior Certificates***" will consist of the Class A-1 and Class A-R Certificates (the ***"Class A Certificates"***). The Class B-1, Class B-2 and Class B-3 Certificates will be referred to herein as the "***Senior Subordinate Certificates***" and the Class B-4, Class B-5, and Class B-6 Certificates will be referred to herein as the "***Junior Subordinate Certificates***," together with the Senior Subordinate Certificates, the "***Subordinate Certificates***." The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates***." The Senior Certificates (the "***Offered Certificates***") are being offered publicly.
Accrued Interest:	The Offered Certificates will settle with accrued interest. The price to be paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date ([28] days).
Interest Accrual Period:	The interest accrual period with respect to the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).
Registration:	The Class A-1 Certificates will be made available in book-entry form through DTC. It is anticipated that the Class A-1 Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System. The Class A-R Certificate will be issued in fully registered, certificated form.
Federal Tax Treatment:	It is anticipated that the Class A-1 Certificates will be treated as REMIC regular interests for federal tax income purposes. The Class A-R Certificate will be treated as a REMIC residual interest for tax purposes.

ERISA Eligibility: The Class A-1 Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Class A-1 Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class A-R Certificate will not be ERISA eligible.

SMMEA Treatment: The Offered Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a termination of the trust and the early retirement of the Offered Certificates, which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than [10]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

Weighted Average Roll Date: The Distribution Date in May 2013.

Pricing Prepayment Speed: The Offered Certificates will be priced to a prepayment speed of [25]% CPR.

Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein is approximately $[288,029,648] (the "Mortgage Loans"). The Mortgage Loans are non-convertible, adjustable rate One-Year CMT indexed mortgage loans with initial rate adjustments occurring approximately 120 months after the date of origination of each mortgage loan ("10/1 ARM"). Each Mortgage Loan has an original term to maturity ranging from 20 to 30 years. None of the Mortgage Loans (see attached preliminary collateral summary) are scheduled to pay interest only for a specified period of time. Each Mortgage Loan will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize such Mortgage Loans over their 20 or 30 year terms. The Mortgage Loans are secured by first liens on one- to four-family residential properties. See the attached preliminary collateral information.

On the Closing Date, the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[288,029,648], subject to an increase or decrease of up to 5%. It is expected that the characteristics of the Mortgage Loans on the Closing Date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Offered Certificates on the Closing Date is subject to an increase or decrease of up to 5% from amounts shown on the front cover hereof.

Credit Enhancement: Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Senior Certificates will consist of the subordination of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, initially [2.50]% total subordination.

Shifting Interest:

Until the first Distribution Date occurring after May 2008, the Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	**Unscheduled Principal Payments (%)**
June 2003 – May 2008	0% Pro Rata Share
June 2008 – May 2009	30% Pro Rata Share
June 2009 – May 2010	40% Pro Rata Share
June 2010 – May 2011	60% Pro Rata Share
June 2011 – May 2012	80% Pro Rata Share
June 2012 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles (from the initial credit enhancement), unscheduled principal payments will be paid pro-rata between the Senior and Subordinate Certificates (subject to the performance triggers described in the prospectus supplement). However, if the credit enhancement provided by the Subordinate Certificates has doubled (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in June 2006, the Subordinate Certificates will be entitled to only 50% of their pro rata share of unscheduled principal payments or (ii) on or after the Distribution Date in June 2006, the Subordinate Certificates will be entitled to 100% of their pro rata share of unscheduled principal payments.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage (aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the applicable initial senior percentage (aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date), the Senior Certificates will receive all unscheduled prepayments for the Mortgage Loan group, regardless of any prepayment percentages.

Allocation of Realized Losses:

Any realized losses on the Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; and *second*; to the Senior Certificates until each class principal balance has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Class A Certificates, accrued and unpaid interest, at the related Certificate Interest Rate;
2) Class A Certificates, principal allocable to such Classes;
3) Class B-1, Class B-2 and Class B-3 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
4) Class B-4, Class B-5 and Class B-6 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
5) Class A-R Certificate, any remaining amount.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Additional information, including cash flow models, if available, may be obtained from your Greenwich Capital Markets, Inc. Sales Representative.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Wells Fargo Mortgage Backed Securities Trust 2003-F CLASS A

Price-Yield Sensitivity Report

Settlement	05/29/03
Class Balance	$280,828,000
Coupon	4.964%
Accrued Date	05/01/03
Next Payment Date	06/25/03
Accrued Interest Days	28
Earlier of 10% Call or WAVG Roll Date	Yes

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR
101-18	4.612	4.526	4.423	4.289	4.143	3.987	3.821
101-19	4.605	4.518	4.414	4.277	4.128	3.970	3.801
101-20	4.599	4.510	4.404	4.265	4.114	3.954	3.782
101-21	4.592	4.502	4.395	4.254	4.100	3.937	3.762
101-22	4.586	4.494	4.385	4.242	4.086	3.920	3.743
101-23	4.579	4.486	4.375	4.230	4.072	3.904	3.724
101-24	4.573	4.478	4.366	4.218	4.058	3.887	3.705
101-25	4.566	4.470	4.356	4.207	4.044	3.870	3.685
101-26	4.560	4.462	4.347	4.195	4.030	3.854	3.666
101-27	4.553	4.454	4.337	4.183	4.015	3.837	3.647
101-28	4.547	4.446	4.328	4.171	4.001	3.821	3.628
101-29	4.540	4.438	4.318	4.160	3.987	3.804	3.608
101-30	4.534	4.431	4.308	4.148	3.973	3.788	3.589
101-31	4.527	4.423	4.299	4.136	3.959	3.771	3.570
102-00	4.521	4.415	4.289	4.125	3.945	3.754	3.551
102-01	4.514	4.407	4.280	4.113	3.931	3.738	3.531
102-02	4.508	4.399	4.270	4.101	3.917	3.721	3.512
102-03	4.501	4.391	4.261	4.090	3.903	3.705	3.493
102-04	4.495	4.383	4.251	4.078	3.889	3.688	3.474
102-05	4.488	4.375	4.242	4.066	3.875	3.672	3.455
102-06	4.482	4.368	4.232	4.055	3.861	3.655	3.436
102-07	4.475	4.360	4.223	4.043	3.847	3.639	3.417
102-08	4.469	4.352	4.213	4.031	3.833	3.623	3.397
102-09	4.462	4.344	4.204	4.020	3.819	3.606	3.378
102-10	4.456	4.336	4.194	4.008	3.805	3.590	3.359
102-11	4.449	4.328	4.185	3.996	3.791	3.573	3.340
102-12	4.443	4.321	4.175	3.985	3.777	3.557	3.321
102-13	4.436	4.313	4.166	3.973	3.763	3.540	3.302
102-14	4.430	4.305	4.156	3.962	3.749	3.524	3.283
102-15	4.423	4.297	4.147	3.950	3.736	3.508	3.264
102-16	4.417	4.289	4.138	3.938	3.722	3.491	3.245
102-17	4.411	4.281	4.128	3.927	3.708	3.475	3.226
102-18	4.404	4.274	4.119	3.915	3.694	3.458	3.207
WAL (yr)	5.72	4.60	3.71	2.94	2.40	2.00	1.70
MDUR (yr)	4.70	3.87	3.20	2.61	2.18	1.85	1.59
First Prin Pay	06/25/03	06/25/03	06/25/03	06/25/03	06/25/03	06/25/03	06/25/03
Last Prin Pay	05/25/13	05/25/13	11/25/12	12/25/10	07/25/09	07/25/08	10/25/07

"Full Price" = "Flat Price" + Accrued Interest.
Duration and related sensitivities are calculated at midpoint price.
Maturity and Last Principal Pay Dates may be distorted by the use of collateral pool WAMs.


RBS Greenwich Capital

Wells Fargo Mortgage Backed Securities 2003-F Trust 20 through 30 Year 10/1 Hybrid ARM Mortgage Loans Preliminary Collateral Information As of May 1, 2003

		Minimum	Maximum
Total Current Balance:	$288,029,647.69		
Number Of Loans:	539		
Average Current Balance:	$534,377.83	$160,000.00	$1,000,000.00
Average Original Balance:	$534,582.63	$160,000.00	$1,000,000.00
Weighted Average Loan Rate:	5.349 %	4.375 %	6.125 %
Weighted Average Gross Margin:	2.750 %	2.750 %	2.750 %
Weighted Average Maximum Loan Rate:	10.349 %	9.375 %	11.125 %
Weighted Average Periodic Rate Cap:	2.000 %	2.000 %	2.000 %
Weighted Average First Rate Cap:	5.000 %	5.000 %	5.000 %
Weighted Average Original LTV:	61.75 %	18.62 %	80.00 %
Weighted Average Credit Score:	739	553	867
Weighted Average Original Term:	360 months	240 months	360 months
Weighted Average Remaining Term:	359 months	240 months	360 months
Weighted Average Seasoning:	0 months	0 months	6 months
Weighted Average Next Rate Reset:	120 months	114 months	120 months
Weighted Average Rate Adj Freq:	12 months	12 months	12 months
Weighted Average First Rate Adj Freq:	120 months	120 months	120 months
Top State Concentrations ($):	51.01 % California, 7.85 % Illinois, 6.02 % Massachusetts		
Maximum Zip Code Concentration ($):	1.31 % 60521 (Hinsdale, IL)		
First Pay Date:		Dec 01, 2002	Jun 01, 2003
Rate Change Date:		Nov 01, 2012	May 01, 2013
Mature Date:		May 01, 2023	May 01, 2033


RBS Greenwich Capital

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1 YR CMT	539	$288,029,647.69	100.00
Total	539	$288,029,647.69	100.00

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
10/1 CMT	539	$288,029,647.69	100.00
Total	539	$288,029,647.69	100.00

DELINQUENCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Current	539	$288,029,647.69	100.00
Total	539	$288,029,647.69	100.00

CURRENT BALANCE ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
160,000.00 - 200,000.00	2	$333,000.00	0.12
200,000.01 - 300,000.00	13	3,282,881.79	1.14
300,000.01 - 400,000.00	120	43,655,775.25	15.16
400,000.01 - 500,000.00	165	74,985,910.67	26.03
500,000.01 - 600,000.00	77	42,086,645.76	14.61
600,000.01 - 700,000.00	77	49,244,257.04	17.10
700,000.01 - 800,000.00	33	24,865,523.53	8.63
800,000.01 - 900,000.00	13	11,073,009.20	3.84
900,000.01 - 1,000,000.00	39	38,502,644.45	13.37
Total	539	$288,029,647.69	100.00

LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.375 - 4.500	1	$800,000.00	0.28
4.501 - 5.000	69	36,329,720.57	12.61
5.001 - 5.500	358	195,225,843.50	67.78
5.501 - 6.000	110	54,986,105.81	19.09
6.001 - 6.125	1	687,977.81	0.24
Total	539	$288,029,647.69	100.00

GROSS MARGIN (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.750	539	$288,029,647.69	100.00
Total	539	$288,029,647.69	100.00

MAXIMUM LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
9.375 - 9.500	1	$800,000.00	0.28
9.501 - 10.000	69	36,329,720.57	12.61
10.001 - 10.500	358	195,225,843.50	67.78
10.501 - 11.000	110	54,986,105.81	19.09
11.001 - 11.125	1	687,977.81	0.24
Total	539	$288,029,647.69	100.00

FIRST RATE CAP (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.000	539	$288,029,647.69	100.00
Total	539	$288,029,647.69	100.00

PERIODIC RATE CAP (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.000	539	$288,029,647.69	100.00
Total	539	$288,029,647.69	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
240	1	$515,000.00	0.18
360	538	287,514,647.69	99.82
Total	539	$288,029,647.69	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
240 - 240	1	$515,000.00	0.18
349 - 354	1	710,250.22	0.25
355 - 360	537	286,804,397.47	99.57
Total	539	$288,029,647.69	100.00

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
11/01/12	1	$710,250.22	0.25
12/01/12	3	2,596,455.39	0.90
01/01/13	1	496,353.24	0.17
02/01/13	1	687,977.81	0.24
03/01/13	9	3,717,401.53	1.29
04/01/13	123	66,145,738.02	22.96
05/01/13	401	213,675,471.48	74.19
Total	539	$288,029,647.69	100.00

ORIGINAL LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
18.62 - 20.00	2	$900,000.00	0.31
20.01 - 25.00	3	1,364,000.00	0.47
25.01 - 30.00	4	1,546,486.85	0.54
30.01 - 35.00	14	7,804,320.28	2.71
35.01 - 40.00	25	15,270,413.03	5.30
40.01 - 45.00	25	14,470,927.17	5.02
45.01 - 50.00	43	26,820,860.08	9.31
50.01 - 55.00	39	23,134,195.70	8.03
55.01 - 60.00	42	22,849,346.24	7.93
60.01 - 65.00	67	35,921,048.15	12.47
65.01 - 70.00	111	58,661,886.22	20.37
70.01 - 75.00	35	17,547,435.67	6.09
75.01 - 80.00	129	61,738,728.30	21.43
Total	539	$288,029,647.69	100.00

CREDIT SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
553 - 600	2	$996,735.00	0.35
601 - 650	20	9,898,333.05	3.44
651 - 700	80	44,705,441.49	15.52
701 - 750	186	102,673,894.31	35.65
751 - 800	227	119,805,116.35	41.59
801 - 850	23	9,457,448.49	3.28
851 - 867	1	492,679.00	0.17
Total	539	$288,029,647.69	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	260	$142,823,008.41	49.59
Asset Only	171	81,247,667.97	28.21
No Documentation	88	52,299,724.37	18.16
Income Only	20	11,659,246.94	4.05
Total	539	$288,029,647.69	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	522	$279,216,640.11	96.94
Second Home	17	8,813,007.58	3.06
Total	539	$288,029,647.69	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family Detached	501	$269,479,639.63	93.56
Condo Low-Rise	21	10,204,324.07	3.54
Condo High-Rise	8	4,164,200.00	1.45
PUD	6	2,337,483.99	0.81
2 Units	3	1,844,000.00	0.64
Total	539	$288,029,647.69	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Rate/Term Refinance	365	$201,390,407.48	69.92
Purchase	109	54,925,216.99	19.07
Cash Out Refinance	65	31,714,023.22	11.01
Total	539	$288,029,647.69	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Arizona	3	$1,534,987.10	0.53
California	265	146,914,592.22	51.01
Colorado	8	4,521,755.49	1.57
Connecticut	8	4,016,000.00	1.39
District of Columbia	5	3,041,008.52	1.06
Florida	11	5,765,359.97	2.00
Georgia	9	3,944,025.36	1.37
Idaho	2	1,350,000.00	0.47
Illinois	37	22,616,817.52	7.85
Indiana	1	334,400.00	0.12
Iowa	2	870,897.59	0.30
Kansas	2	845,078.64	0.29
Maryland	16	7,498,227.81	2.60
Massachusetts	34	17,339,353.40	6.02
Michigan	3	1,565,771.28	0.54
Minnesota	23	11,333,290.28	3.93
Missouri	5	2,252,037.84	0.78
Nebraska	1	364,000.00	0.13
Nevada	2	1,162,877.59	0.40
New Jersey	25	13,918,986.73	4.83
New York	3	2,067,832.69	0.72
North Carolina	7	3,202,109.07	1.11
Ohio	3	1,622,500.00	0.56
Oregon	1	362,611.94	0.13
Pennsylvania	3	1,897,557.62	0.66
South Carolina	2	1,148,700.00	0.40
Texas	9	5,031,215.14	1.75
Utah	2	968,337.18	0.34
Virginia	28	12,620,612.63	4.38
Washington	13	5,122,506.80	1.78
Wisconsin	6	2,796,197.28	0.97
Total	539	$288,029,647.69	100.00